UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Proved Reserves in 2019

Rio de Janeiro, January 29, 2020 - Petróleo Brasileiro S.A. - Petrobras discloses that its proved oil, condensate and natural gas reserves according to SEC (US Securities and Exchange Commission) regulation were estimated at 9.590 billion barrels of oil equivalent (boe), as of December 31, 2019, as displayed in Table 1.

Table 1 - Proved Reserves Volumes in 2019

Fluid	SEC Proved Reserves
Oil and Condensate (billion bbl)	8.156
Natural Gas (billion m3)	228.404
Oil Equivalent (billion boe)	9.590

Changes in proved reserves in billion barrels of oil equivalent during 2019 are shown in Graph 1:

Graph 1* – Changes in Proved Reserves during 2019

*Production disclosed in graph does not consider natural gas liquids - NGL as our reserves are estimated at a reference point located prior to the gas processing plants, except in the United States and Argentina. Production also does not consider injected gas volumes, the production of Extended Well Tests (EWTs) in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow disclosure of reserves.

In 2019, the sales operations provided the anticipated monetization of 0.072 billion boe related to the conclusion of the sale of Petrobras’ total interest in Pargo, Carapeba, Vermelho and Maromba fields in Campos Basin and in 34 onshore fields in Potiguar Basin, and of the sale of 50% of Petrobras’ interest in Tartaruga Verde and Espadarte fields, in Campos Basin.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Petrobras succeeded to replace 106% of the produced volume, disregarding the effects of sales in 2019, mainly due to good performance and increased production experience in reservoirs in the pre-salt layer of Santos Basin. In addition, Petrobras incorporated reserves related to the rearrangement of volumes due to the revision of Transfer of Rights Agreement and to the approval of new projects in Santos, Campos and Espírito Santo Basins. The ratio between proved reserves and produced volume is 10.5 years.

Petrobras also estimates reserves according to ANP/SPE reserves definitions (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis / Society of Petroleum Engineers). Proved reserves according to those definitions were estimated at 11.235 billion barrels of oil equivalent as of December 31, 2019. The main differences between reserves estimated using ANP/SPE definitions and those estimated using SEC regulation arise from economic assumptions (e.g. prices and costs) used for evaluation, and from the possibility of considering as reserves those quantities forecasted to be produced after concession contract expiration in fields in Brazil according to ANP reserves regulation.

Petrobras historically submits at least 90% of its proved reserves for independent evaluation according to SEC definitions. Currently, D&M (DeGolyer and MacNaughton) conducts the independent evaluation of Petrobras’ reserves.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer